15046961

A-314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 27 2015 Washington DC 403

SEC FILE NUMBER
8- 44071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acquest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 McKinney Street, Suite 3250
(No. and Street)

Houston	TX	77010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Kellagher (713) 222-2170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas P. Kellagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acquest Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Thomas Kellagher, Member

Title

Notary Public

MEGAN LEAMON
Notary Public, State of Texas
My Commission Expires
October 01, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACQUEST SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Acquest Securities, LLC

We have audited the accompanying financial statements of Acquest Securities, LLC (the Company), which comprise the balance sheet as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of Acquest Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission (SEC) and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of Acquest Securities, LLC's financial statements. The supplemental information is the responsibility of Acquest Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 25, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ACQUEST SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	35,003
Prepaid Assets		15,370
Furniture, fixtures and equipment, net of accumulated depreciation of $221,264		63,379
TOTAL ASSETS	$	113,752

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	1,015
MEMBER'S EQUITY		112,737
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	113,752

The accompanying notes are an integral part of these financial statements.

ACQUEST SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commission and other income	$
EXPENSES	
Employee compensation	90,435
Member and employee benefits	6,033
General and administrative	125,690
TOTAL EXPENSES	222,158
NET LOSS	(222,158)

The accompanying notes are an integral part of these financial statements.

ACQUEST SECURITIES, LLC
STATEMENT OF CHANGE IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, December 31, 2013	$	234,894
Net loss		(222,158)
Contributions by member		100,000
Balance, December 31, 2014	$	112,737

The accompanying notes are an integral part of these financial statements.

ACQUEST SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (222,158)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	4,784
Changes in operating assets and liabilities	
Prepaid expenses	(11,700)
Accounts payable and accrued expenses	(20,727)
Net cash used by operating activities	(249,801)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	100,000
Net cash provided by financing activities	100,000
NET DECREASES IN CASH AND CASH EQUIVALENTS	(149,801)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	184,804
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 35,003

The accompanying notes are an integral part of these financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Acquest Securities, LLC (a Texas limited liability company) ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Company is located in Houston, Texas and is a private investment banking firm. Accordingly, the Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation - The unclassified balance sheet is presented in accordance with industry standards.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Fixed Assets and Depreciation - Fixed assets are recorded at cost. Depreciation is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

At December 31, 2014, the Company's Fixed Assets consist of the following:

Artwork	$	34,007
Furniture, Fixtures and equipment		196,862
Leasehold Improvements		53,774
		284,643
Less accumulated depreciation		(221,264)
		63,379

Depreciation expense for the year ended December 31, 2014 was $5,782.

Revenue Recognition - Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time.

Income Taxes - The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for federal income taxes. The Company is subject to the Texas margin tax which is a state income tax. The Company did not owe any Texas margin tax at December 31, 2014.

The Company believes that all significant tax provisions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of operations.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2014. The allocation was reduced in 2014 to reflect the decrease in overhead expenses of the company.

NOTE B MANAGEMENT AGREEMENT

The Company entered into a management agreement with Acquest Advisors, LLC (Advisors), a company related through common ownership, whereby Advisors will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

Advisors received an incremental allocation service fee of $20,727 per month for January through July 2014 and $7,985 for August through December 2014. The allocation was reduced in 2014to reflect the decrease in overhead expenses of the Company.

NOTE C NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2014 the Company had net capital of $33,988 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1 at December 31, 2014. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE D CONCENTRATIONS AND CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support accounts receivable. At December 31, 2014, management determined that no allowance for doubtful accounts was required.

NET CAPITAL	
Total member's equity qualified for net capital	$ 112,737
Deductions and/or charges	
Nonallowable assets:	
Prepaids expenses	15,370
Furniture, fixtures and office equipment, net	63,379
Net capital	$ 33,988
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 67
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 28,988
Ratio: Aggregate indebtedness to net capital	.03 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by Paramax Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See report of independent registered public accounting firm.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customer' is maintained.

See report of independent registered public accounting firm.

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Acquest Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Acquest Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Acquest Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(i) (the exemption provisions) and (2) Acquest Securities, LLC stated that Acquest Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Acquest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Acquest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 25, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ACQUEST ADVISORS LLC

Acquest Securities, LLC. Exemption Report

Acquest Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(i) throughout the most recent fiscal year without exception

Acquest Securities, LLC.

I, Tom Kellagher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas Kellagher, Member

February 4, 2015